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FDIC Certificate Number
335391

CUSIP NUMBER
740367107
FEDERAL DEPOSIT INSURANCE CORPORATION
Washington, D.C. 20429
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I
REGISTRANT INFORMATION
True Religion Apparel, Inc.

Full Name of Registrant

Former Name if Applicable
1525 Rio Vista Avenue,

Address of Principal Execution Office (Street and Number)
Los Angeles, California 90023

City, State and Zip Code
PART II
RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     True Religion Apparel, Inc. (“True Religion”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 by March 16, 2007 without unreasonable effort and expense. Additional time will be required for True Religion to prepare this 10-K. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, True Religion’s management and its auditors are assessing the effectiveness of its internal control over financial reporting as of December 31, 2006 and need additional time to complete such assessment. True Religion is working to provide its auditors the information needed in order to complete their audit of True Religion’s internal control over financial reporting. After management completes its assessment, True Religion will include the assessment in the 2006 Form 10-K. True Religion intends to file its Annual Report on Form 10-K within the 15-day extension period..
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Lesser	(323)	266-3072

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☒No
True Religion Apparel, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2007	By:	/s/ Charles Lesser
Charles Lesser
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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